Exhibit 99.1

Nayax Reports First Quarter 2025 Results

Expands global customer base to more than 100,000

Total revenue of $81.1 million, recurring revenue growth of 35% YoY

Gross Margin grew significantly to 49%

Net income of $7.2 million with Adjusted EBITDA of $9.7 million (1)

Company reaffirms full year 2025 guidance

HERZLIYA, Israel, May 13, 2025 - Nayax Ltd. (Nasdaq: NYAX, TASE: NYAX), a global commerce payments and loyalty platform designed to help merchants scale their business, today announced its financial results for the first quarter ended March 31, 2025.

“Nayax is off to an excellent start in 2025 as we continue to execute on driving profitable topline growth, improving our recurring revenue mix, increasing our market share, and expanding our geographic footprint. As a key milestone, we ended the quarter with more than 100,000 customers globally, which is a testament to both Nayax being a trusted partner and a leading payments company. I couldn’t be more pleased with where we are today as we continue to scale the business for the long term”, commented Yair Nechmad, Chief Executive Officer and Chairman of the Board.

(1)
Adjusted EBITDA and Free Cash Flow are non-IFRS financial measures. Please refer to the tables at the end of this press release for a reconciliation of adjusted EBITDA and Free cash flow to the most directly comparable IFRS measure. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as finance expenses and Issuance and acquisition costs used to calculate projected net income (loss) vary dramatically based on actual events.  Therefore, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected IFRS net income (loss) being materially less than projected adjusted EBITDA (non-IFRS).

First Quarter 2025 Financial Highlights

(All comparisons are relative to the First quarter and three-month period ended March 31, 2024, unless otherwise stated)

Revenue Summary	Q1 2025 ($M)	Q1 2024 ($M)	Growth (%)
Payment processing fees	36.9	28.3	30.4%
SaaS revenue	25.3	17.9	41.3%
Total recurring revenue (1)	62.2	46.2	34.6%
POS devices revenue (2)	18.9	17.8	6.2%
Total revenue (3)	81.1	64.0	26.7%

Margin Summary	Q1 2025	Q1 2024	Variance
Payment processing margin	35.8%	32.9%	2.9%
SaaS margin	75.9%	77.4%	-1.5%
Total recurring margin	52.1%	50.1%	2.0%
POS devices margin	39.5%	27.3%	12.2%
Total margin	49.2%	43.8%	5.4%

(1) Recurring revenue comprised of SaaS subscription revenue and payment processing fees.
(2) POS devices revenue includes revenues that are derived mainly from the sale of our hardware products.
(3) Q1 2025 includes $5.5 million of revenues mainly from recent acquisitions of VMtecnologia and Roseman.

•	Revenue increased 27% to $81.1 million from $64.0 million in the prior year period.

•	Revenue at constant currency increased 28% to nearly $82 million.

•	Organic revenue growth for the quarter was 18%.

•	Recurring revenue from SaaS and payment processing fees grew 35%, demonstrating the strength and resilience of our business model. Recurring revenue represented 77% of total revenue.

•	Hardware revenues were $19 million, increased of 6% with strong demand for our products, solutions and technology, supporting both the unattended and attended markets.

•	Gross margin improved significantly to 49.2% from 43.8%. This was primarily due to:

o	Recurring margin improving to 52.1% from 50.1%, partly from renegotiated contracts with several bank acquirers and the Company’s improved smart-routing capabilities.

o	Hardware margin rose to 39.5% from 27.3% driven by customer sales mix, continuing optimization of our supply chain infrastructure, and better component sourcing and cost.

•
Operating profit was $7.9 million and includes a one-time $6.1 million dollars gain from share purchase of Tigapo Ltd. Excluding this one-time gain, operating profit would have been $1.8 million dollars, an improvement of $4.6 million dollars from an operating loss of $2.8 million dollars in last year’ first quarter.

•
Net income for the quarter was $7.2 million dollars. Excluding the one-time gain associated with Tigapo, net income would have been $1.1 million dollars, a significant improvement of $6.1 million dollars compared to a net loss of $5.0 million dollars in the prior year period.

•	Basic and diluted earnings per share for the quarter ended March 31, 2025 was $0.195 and $0.192, respectively. The basic loss per share for the quarter ended March 31, 2024 was $(0.147) per share.

•
Weighted average number of basic and diluted shares were 36,712,748 and 37,267,022, respectively, for the first quarter of 2025, compared the weighted average number of basic shares 33,881,629 for the first quarter of 2024.

•	Adjusted EBITDA was $9.7 million, representing a margin of 12% of total revenue. This was an improvement of $6.1 million compared to 6% in the prior year period.

•	Cash flow from operating activities of $1.3 million while free cash flow was negative $5.7 million mainly due to the timing of cash settlement from processing activities.

•	In March, Nayax completed a note and warrant offering and raised $133.0 million.

•	As of March 31, 2025, the Company had $176.8 million in cash and cash equivalents and short-term deposits. Short-term and long-term debt balances was at $142.4 million.

First Quarter 2025 Operational Metric Highlights

Key Performance Indicators	Q1 2025	Q1 2024	Growth (%)
Total transaction value ($m)	1,300	1,100	18.2%
Number of processed transactions (millions)	650	540	20.4%
Take rate (payments) (4)	2.75%	2.65%	0.1%
Managed and connected devices (thousands) (5)	1,329	1,108	19.9%
Customers (6)	100,021	76,358	31.0%

(4) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the Company’s processing revenue by the total dollar transaction value in the same quarter.
(5) Number of managed and connected devices includes approximately 55,700 generated by VMtecnologia, Roseman and Uppay
(6) Number of customers includes approximately 4,300 related to the recent acquisitions of VMtecnologia, Roseman and Uppay

•	Total transaction value grew by more than 18% to more than $1.3 billion.

•	Number of processed transactions increased 20.4% to 650 million.

•	Take rate increased to 2.75% from 2.65% as the Company continues to expand into additional verticals.

•
Total number of managed and connected devices was approximately 1.33 million devices representing an increase of 20% year-over-year. Driven by robust customer demand, Nayax added more than 69,000 devices in the quarter, including more than 25,000 devices from the recent acquisition of UPPay.

•	Growth in the customer base continued at a healthy pace, adding nearly 5,000 new customers in the quarter, bringing the total customer base to more than 100,000, an increase of 31% year-over-year.

•	The dollar-based net retention rate remained high at 128%, reflecting strong customer satisfaction, while the customer churn rate remained low at 2.8%.

Recent Business Highlights

•	Completed the acquisition of UPPay, which more than doubles Nayax’s connected devices footprint in Brazil, adding over 25,000 unattended devices, primarily in self-service coffee vending machines.

•
Completed a Notes and Warrants Offering in Israel, raising net proceeds of approximately NIS 486.2 million (approximately $133 million). The Company intends to use the net proceeds of the offering for general corporate purposes including repayment of debt and potential future acquisitions and investments.

•
Introduced Innovative State-of-Charge Feature for EV Kiosk, Elevating EV Charging Experience. The new upgrade simplifies electric vehicle (EV) charging by clearly separating card-present payments from mobile access to charging sessions details. Payments are securely completed directly at the payment kiosk, while detailed charging information is effortlessly accessed on drivers’ smartphones by scanning a QR code – no app downloads or personal details required.

•
Announced a Strategic Partnership with N-and Group to embed Nayax-powered payment technology within N-and products, the first of which will be its payment-enabled smart screens for next generation automated self-service commerce machines. N-and Group will integrate Nayax’s embedded OEM payment technology directly into its extensive lineup of smart screen solutions for OEMs.

Subsequent Events

•
Announced the acquisition of Inepro Pay, a subsidiary of Inepro and a Nayax distributor in the Benelux region on April 2, 2025. Acquiring Inepro expands Nayax’s reach in the Benelux region by consolidating a trusted partnership in-house, improving efficiency, and bringing Nayax closer to its customers in the region.

2025 Financial Outlook

For the year ending December 31, 2025, Nayax is reaffirming its financial outlook of revenue growth of between 30% to 35%, representing a revenue range of $410 million to $425 million on a constant currency basis. This includes organic revenue growth of at least 25%.

Adjusted EBITDA guidance for the full year remains between $65 and $70 million, driven by continued revenue growth, market expansion, the full integration of recent acquisitions, and continuous operational optimization.

The Company expects at least 50% free cash flow conversion from Adjusted EBITDA for the full year 2025. Free cash flow is defined as net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment.

2028 Outlook

As for the Company’s 2028 targets, management continues to project an annual revenue growth of approximately 35%, driven by a combination of organic growth and strategic M&A. Management also continues to target a gross margin of 50%, and an adjusted EBITDA margin of 30%, as we continue to drive high margin SaaS revenues and operational efficiency.

It is noted that the financial outlook provided by Nayax constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks and is current as of today. Unless required by law, Nayax has no obligation to update its guidance. Please see the cautionary note regarding Forward-looking Statements below.

Investor Conference Calls

Nayax will host two conference calls to discuss its results later today, May 13, 2025. The first will be in English for international investors and the other in Hebrew for Israel-based investors to discuss its first quarter 2025 results.

The conference call in English will be held at: 8:30 a.m. Eastern Time / 3:30 p.m. Israel Time / 5:30 a.m. Pacific Time. The conference call in Hebrew will be held at: 9:30 a.m. Eastern Time / 4:30 p.m. Israel time / 6:30 a.m. Pacific Time.

Participating on the call will be Yair Nechmad, Chief Executive Officer, Sagit Manor, Chief Financial Officer, and Aaron Greenberg, Chief Strategy Officer

For the conference call in English, Nayax encourages participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. Participants will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.incommconferencing.com/DiamondPassRegistration/register?confirmationNumber=13753260&linkSecurityString=1def1974b0

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

•	U.S. TOLL-FREE: 1-877-737-7051

•	ISRAEL TOLL-FREE: 1-809-455-690

•	INTERNATIONAL: 1-201-689-8878

WEBCAST LINK:

https://viavid.webcasts.com/starthere.jsp?ei=1715536&tp_key=cd3f80d1a3

Following the conference call, a replay will be available until May 27, 2025. To access the replay, please dial one of the following numbers:

•	Replay TOLL-FREE: 1-844-512-2921

•	Replay TOLL/INTERNATIONAL: 1-412-317-6671

•	Replay TOLL/Israel: 1-809-458-327

•	Replay Pin Number: 13753260

An archive of the conference call will also be available on Nayax's Investor Relations website Nayax - Investor Relations.

To access the conference call/webcast in Hebrew, use the link:

https://us02web.zoom.us/webinar/register/WN__vwN2fhgTeyfwSIciUNM_g

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 4, 2025 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains financial metrics presented on a constant currency basis as well as Adjusted EBITDA and Free Cash Flow, each of which are non-IFRS financial measures, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.
We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net profit or loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, of which unavailable information could have a significant impact on the Company’s IFRS financial results.

Free Cash Flow

Net cash provided from operating activities minus capitalized development costs and acquisition of property and equipment. A reconciliation is provided at the end of this press release for Free Cash Flow to Net cash provided from operating activities, the most directly comparable financial measure prepared in accordance with IFRS.

Other Financial Metrics:

Dollar-based net retention rate

Measured as a percentage of Recurring Revenue from returning customers in a given period as compared to the Recurring Revenue from such customers in the prior period, which reflects the increase in revenue and the rate of losses from customer churn.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of March 31, 2025, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact: Scott Gamm Strategy Voice Associates Scott@strategyvoiceassociates.com	Investor Relations Contact: Aaron Greenberg Chief Strategy Officer IR@nayax.com

NAYAX LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2025
(Unaudited)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31	December 31
	2025	2024
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	176,763	83,130
Restricted cash transferable to customers for processing activity	71,990	60,299
Short-term bank deposits	44	9,327
Receivables in respect of processing activity	64,523	45,071
Trade receivable, net	55,292	55,694
Inventory	20,835	19,768
Other current assets	7,924	14,368
Total current assets	397,371	287,657

NON-CURRENT ASSETS:
Long-term bank deposits	1,891	2,155
Other long-term assets	3,314	4,253
Investment in associate	-	3,754
Right-of-use assets, net	5,609	6,292
Property and equipment, net	13,942	11,112
Goodwill and intangible assets, net	144,734	117,670
Total non-current assets	169,490	145,236
TOTAL ASSETS	566,861	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	March 31	December 31
	2025	2024
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and short term loan	-	25,276
Current maturities of long-term bank loans	3,220	3,978
Current maturities of other long-term liabilities	5,599	1,353
Current maturities of leases liabilities	2,771	2,967
Payables in respect of processing activity	162,481	130,958
Trade payables	14,522	21,059
Other payables	37,481	33,887
Total current liabilities	226,074	219,478

NON-CURRENT LIABILITIES:
Long-term bank loans	13,018	18,605
Other long-term liabilities	13,057	20,716
Post-employment benefit obligations, net	504	497
Bonds	126,123	-
Lease liabilities	3,452	4,078
Deferred income taxes	3,830	4,274
Total non-current liabilities	159,984	48,170
TOTAL LIABILITIES	386,058	267,648

EQUITY:
Shareholders Equity:
Share capital	9	9
Additional paid in capital	227,571	220,715
Capital reserves	7,447	7,832
Accumulated deficit	(54,224)	(63,311)
TOTAL EQUITY	180,803	165,245
TOTAL LIABILITIES AND EQUITY	566,861	432,893

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three months ended March 31
	2025	2024
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	81,110	63,962
Cost of revenues	(41,211)	(35,975)
Gross Profit	39,899	27,987

Research and development expenses	(7,152)	(6,345)
Selling, general and administrative expenses	(27,541)	(21,460)
Depreciation and amortization in respect of technology and capitalized development costs	(3,176)	(2,571)
Other income (expenses)	6,089	(128)
Share of losses of equity method investees	(226)	(290)
Profit (Loss) from ordinary operations	7,893	(2,807)
Financial Income	1,836	437
Financial Expense	(2,327)	(2,825)
Profit (loss) before taxes on income	7,402	(5,195)
Tax benefit (Income tax expense)	(246)	239
Profit (loss) for the year	7,156	(4,956)

Basic earnings (loss) per share	0.195	(0.147)
Diluted earnings per share	0.192	-

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three months ended March 31
	2025	2024
	U.S. dollars in thousands
Profit (loss) for the period	7,156	(4,956)

Other comprehensive income (loss) for the period:

Items that may be reclassified to profit or loss:
Gain from translation of financial statements of foreign operations	686	169
Loss on cash flow hedges	(1,071)	-
Total comprehensive profit (loss) for the period	6,771	(4,787)

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2024 (audited)	8	153,524	248	9,545	(150)	(65,585)	97,590
Changes in the three months ended March 31, 2024:
Loss for the period	-	-	-	-	-	(4,956)	(4,956)
Issuance of ordinary shares	1	62,685					62,686
Other comprehensive income for the period	-	-	-	(42)	211	-	169
Employee options exercised	*	1,121	-	-	-	-	1,121
Share-based payment	-	-	-	-	-	1,577	1,577
Balance on March 31, 2024 (unaudited)	9	217,330	248	9,503	61	(68,964)	158,187

Balance at January 1, 2025 (audited)	9	220,715	463	9,973	(2,604)	(63,311)	165,245
Changes in the three months ended March 31, 2025:
Profit for the period	-	-	-	-	-	7,156	7,156
Issuance of warrants, net	-	5,706	-	-	-	-	5,706
Other comprehensive income for the period	-	-	-	(1,071)	686	-	(385)
Employee options exercised	*	1,150	-	-	-	-	1,150
Share-based payment	-	-	-	-	-	1,931	1,931
Balance on March 31, 2025 (unaudited)	9	227,571	463	8,902	(1,918)	(54,224)	180,803

(*) Represents an amount lower than $1 thousand.

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) for the period	7,156	(4,956)
Adjustments to reconcile net profit (loss) to net cash provided by operations (see Appendix A)	(5,867)	5,096
Net cash provided by operating activities	1,289	140

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(6,226)	(4,371)
Acquisition of property and equipment	(796)	(160)
Loans granted to related company	(100)	(259)
Decrease (Increase) in bank deposits	9,555	(23,027)
Interest received	1,297	433
Investments in financial assets	-	(284)
Proceeds from sub-lessee	22	55
Payments for acquisitions of subsidiaries, net of cash acquired	(8,200)	-
Repayment of contingent liability due consideration of subsidiary acquisition	(3,536)	-
Net cash used in investing activities	(7,984)	(27,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares	-	62,686
Proceeds from issue of bonds and warrants, net	132,941	-
Interest paid	(1,198)	(1,085)
Changes in short-term bank credit	(25,226)	(19,455)
Receipt of long-term bank loans	-	17,000
Repayment of long-term bank loans	(6,274)	(264)
Repayment of long-term loans from others	-	(1,142)
Repayment of other long-term liabilities	(1,000)	(24)
Employee options exercised	1,196	896
Principal lease payments	(704)	(586)
Net cash provided by financing activities	99,735	58,026

Increase in cash and cash equivalents	93,040	30,553
Balance of cash and cash equivalents at beginning of period	83,130	38,386
Gains (losses) from exchange differences on cash and cash equivalents	284	(471)
Gains from translation differences on cash and cash equivalents of foreign operations	309	101
Balance of cash and cash equivalents at end of period	176,763	68,569

NAYAX LTD
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31
	2025	2024
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	5,721	4,518
Post-employment benefit obligations, net	11	4
Deferred taxes	(691)	(489)
Finance expenses (income), net	(1,462)	812
Expenses in respect of long-term employee benefits	-	300
Profit from gaining control in subsidiary	(6,089)	-
Share of loss of equity method investee	226	290
Long-term deferred income	(39)	309
Expenses in respect of share-based compensation	1,783	1,453
Total adjustments	(540)	7,197

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(11,669)	(4,092)
Increase in receivables from processing activity	(19,452)	(22,391)
Decrease in trade receivables	1,398	395
Increase in other current assets	256	(653)
Decrease (Increase) in inventory	(784)	544
Increase in payables in respect of processing activity	31,523	25,953
Decrease in trade payables	(6,381)	(4,384)
Increase (Decrease) in other payables	(218)	2,527
Total changes in operating assets and liability items	(5,327)	(2,101)
Total adjustments to reconcile net loss to net cash provided by operations	(5,867)	5,096

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	115	6
Acquisition of right-of-use assets through lease liabilities	-	521
Share based payments costs attributed to development activities, capitalized as intangible assets	148	124

  IFRS to Non-IFRS Reconciliation

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2025	Mar 31, 2024
Net income/loss for the period	7,156	(4,956)
Finance expense, net	491	2,388
Income tax expense (benefit)	246	(239)
Depreciation and amortization	5,721	4,518
EBITDA	13,614	1,711
Share-based payment costs	1,783	1,453
Employment benefit cost(1)	182	-
Other (income) expense(2)	(6,089)	128
Share of loss of equity method investee	226	290
ADJUSTED EBITDA	9,716	3,582

(1)	Other compensation arrangements provided to the shareholders of VMT

(2)
Primarily gain recognized from remeasurement an equity accounted investee, upon obtaining control of Tigapo and fees and expenses, other than underwriter discount and commissions, incurred in connection with our March 2024 underwritten U.S. public offering

The following is a reconciliation of Operating Cash for the period, the most directly comparable IFRS financial measure, to Free Cash Flow for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2025	Mar 31, 2024
Operating Cash	1,289	140
Capitalized development costs	(6,226)	(4,371)
Acquisition of property and equipment	(796)	(160)
Free Cash Flow	(5,733)	(4,391)

The following is a reconciliation of OPEX for the period, the most directly comparable IFRS financial measure, to Adjusted OPEX for each of the periods indicated.

Quarter ended (U.S. dollars in thousands)
	Mar 31, 2025	Mar 31, 2024
OPEX	37,881	30,376
Stock Based Compensation	(1,715)	(1,351)
Depreciation & Amortization	(5,499)	(4,495)
Employment Benefit Cost(1)	(182)	-
Adjusted OPEX	30,485	24,530

(1)	Other compensation arrangements provided to the shareholders of VMT